BAYSTATE CAPITAL SERVICES, INC.

**(A Wholly-owned Subsidiary
of Monarch Life Insurance Company)**

**FINANCIAL STATEMENTS WITH
SUPPLEMENTARY INFORMATION**

**As of and for the Year Ended
December 31, 2025**

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Baystate Capital Services, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
          ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__330 Whitney Avenue, Suite 500__
(No. and Street)

__Holyoke__	__MA__	__01040__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Atilla G. Aritan	413-784-6196	a.aritan@monarchlife.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__See attached note.__
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Atilla G. Aritan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Baystate Capital Service, Inc. _____, as of December 31 _____, 2 25 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAREN A. BRAULT MOSON
Notary Public, Commonwealth of Massachusetts
My Commission Expires May 30, 2032

Signature: _____

Title:
President and Director

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: See attached _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BAYSTATE CAPITAL SERVICES, INC.
330 WHITNEY AVENUE, SUITE 500
HOLYOKE, MASSACHUSETTS 01040

ADDITIONAL INFORMATION ADDED TO THE ANNUAL REPORT FILING FOR BAYSTATE CAPITAL SERVICES, INC. FOR THE YEAR-ENDED DECEMBER 31, 2025

Please be advised that Baystate Capital Services, Inc. (the "Firm") is relying on the following SEC Rule when filing its annual report for year-ended December 31, 2025:

Pursuant to SEC Rule 17a-5(e)(1)(i), the Firm's annual report is not covered by the opinion of an independent public accountant because throughout the audit year, the Firm's securities business has been limited to acting as a broker (agent) for a single issuer, Monarch Life Insurance Company, in soliciting subscriptions for securities of that issuer; the Firm has promptly transmitted to the issuer all funds and promptly delivered to the subscriber all securities received in connection with any transactions; and the Firm has not otherwise held funds or securities for or owed money or securities to customers."

To be in compliance when filing the Firm's annual report through FINRA's Firm Gateway, the Firm spoke with a technical supervisor at FINRA who advised the Firm to mockup the portion of the filing that pertained to the auditor's information with the Firm's name, address, etc. Part of the filing requires the Firm to check all applicable boxes to advise what is included in the filing. In order to submit the filing, the box for the independent accountant report must be checked or the filing cannot be submitted due to FINRA's Firm Gateway system limitations. The Firm, for the reasons stated above, does not have an independent auditor's opinion. However, the Firm was instructed to check the box, for technical purposes, to make the annual report filing by March 31, 2026.

Although the independent auditor's box has been checked there is no independent auditor's opinion attached to the Firm's filing as noted above. The Firm was instructed by its FINRA Risk Analyst to add this page to its annual report filing as an explanation.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
TABLE OF CONTENTS
December 31, 2025

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

		2025
Assets:		
Cash	$	11,411
Total Assets	$	11,411
Liabilities and Stockholder's Equity:		
Total Liabilities	$	--
Stockholder's Equity:		
Common stock, par value $.01 per share		
200,000 shares authorized, and		
1,000 shares issued and outstanding		10
Additional paid-in capital		9,990
Retained earnings		1,411
Total Stockholder's Equity		11,411
Total Liabilities and Stockholder's Equity	$	11,411

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

	2025
Revenues:	
Commissions (See Note 3)	$ --
	--
Expenses	--
	--
Net Income	$ --

The accompanying notes are an integral part of these financial statements.

2

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2025	$ 10	$ 9,990	$ 1,411	$ 11,411
Net Income	--	--	--	--
Balance at December 31, 2025	$ 10	$ 9,990	$ 1,411	$ 11,411

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

	2025
Cash Flows From Operating Activities:	
Net Income	$ --
Net Cash Provided by Operating Activities	--
Net Increase in Cash	--
Cash - Beginning of Period	11,411
Cash - End of Period	$ 11,411

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1-ORGANIZATION

Baystate Capital Services, Inc. (the Company), a wholly-owned subsidiary of Monarch Life Insurance Company (Monarch Life), incorporated November 18, 1994, was capitalized on April 14, 1995, and commenced business on June 13, 1995. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as a registered broker-dealer for Monarch Life in order for Monarch Life to continue to accept premiums on and meet contractual obligations under existing variable life insurance policies and variable annuity contracts previously issued by Monarch Life.

Monarch Life is a wholly-owned subsidiary of Regal Reinsurance Company (Regal Re). On June 9, 1994, the Insurance Commissioner of the Commonwealth of Massachusetts (the Commissioner) was appointed receiver (the Receiver) of Monarch Life in a rehabilitation proceeding pending before the Supreme Judicial Court for Suffolk County, Massachusetts (the Court). A term sheet dated July 19, 1994 (the Term Sheet) among the Commissioner (in her capacity as Commissioner and Receiver) and certain Regal Re shareholders and noteholders and holders of Monarch Life's surplus notes (representing approximately 85% of both the total outstanding Regal Re notes and common stock) (the Holders) was approved by the Court on September 1, 1994. Pursuant to the Term Sheet, the Holders transferred their notes and stock into voting trusts for which the Commissioner is the sole trustee, which effectively vests control of Regal Re and Monarch Life in the Commissioner.

Monarch Life currently limits its business to maintaining its existing blocks of disability income insurance policies, variable life insurance policies, and annuity contracts. Monarch Life ceased issuing new variable life insurance policies and new annuity contracts effective May 1, 1992, and new disability income insurance policies effective June 15, 1993.

NOTE 2-ACCOUNTING POLICIES

The Company's financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("US GAAP"). Preparing financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures.

Cash: Cash is comprised of funds on deposit with commercial banks.

Income Taxes: The Company's operations are included in the consolidated life/non-life federal income tax return of Regal Re; however, pursuant to the terms of various agreements between Monarch Life and the Company, all operating expenses, including federal and state income taxes, are treated as a liability of Monarch Life and are paid by Monarch Life.

Recognition of Commission Income and Expense: As the Company exists to serve as a registered broker-dealer for Monarch Life and all operating expenses of the Company are borne by Monarch Life, the Company does not maintain control of any goods or services in its obligations to Monarch Life in accordance with ASC 606. The result is a net presentation of the commission activity on the Statement of Operations.

Statement of Changes in Subordinated Liabilities: The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities Exchange Act of 1934, since no such liabilities existed at December 31, 2025, or during the year then ended.

NOTE 2-ACCOUNTING POLICIES (Continued)

<u>Subsequent Events</u>: As of April 2, 2026, the date in which the financial statements were available to be issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2025 which require recognition or disclosure in the financial statements.

NOTE 3-COMMISSION INCOME

In accordance with ASC 606, the commissions were recorded on the Statement of Operations net of the associated commissions paid to registered agents by Monarch Life. During 2025, Monarch Life paid commissions of $439 associated with existing variable life insurance policies and variable annuity contracts.

NOTE 4-NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is subject to certain rules regarding minimum net capital and is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Minimum Net Capital required equals the greater of 6 2/3% of aggregate indebtedness or $5,000. Aggregate indebtedness, net capital, and the resultant ratio for the Company at December 31, 2025, were as follows:

	2025
Aggregate indebtedness	$ --
Net capital	$ 11,411
Ratio of aggregate indebtedness to net capital	--

The Company's excess of net capital over minimum net capital required at December 31, 2025, based on its aggregate indebtedness, was $6,411.

The operations of the Company do not include the physical handling of securities or the maintenance of customer accounts. Accordingly, the reserve provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 do not apply under the exemption allowed by paragraph (k)(1) of that Rule.

NOTE 5-RELATED PARTY TRANSACTIONS

In accordance with various agreements between Monarch Life and the Company, the Company receives various services from Monarch Life, without charge, including accounting and data processing. All other operating expenses and tax liabilities (if any) of the Company are also borne by Monarch Life. For the year ended December 31, 2025, the allocated expenses paid by Monarch Life on behalf of the Company were $11,262. As disclosed in Note 3, for the year ended December 31, 2025, commissions of $439 were paid by Monarch Life. There were no intercompany receivables or payables at December 31, 2025.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
SUPPLEMENTAL SCHEDULE
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2025
Total stockholder's equity	$	11,411
Haircut on nonexempt securities		--
Net capital	$	11,411
Aggregate indebtedness	$	--
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	6,411
Ratio of aggregate indebtedness to net capital		--

The above calculation does not materially differ from the Company's
calculation as reported in Part IIA of the unaudited FOCUS report as of December 31, 2025.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
SUPPLEMENTAL SCHEDULE
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2025

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities
Exchange Act of 1934, in that the Company's activities are limited to those set forth in the
conditions for exemption appearing in paragraph (k)(1) of that rule.